SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spirit of Texas Bancshares, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

84861D103

(CUSIP Number)

Steven Gregory Kidd

General Partner

Kidd Partners, Ltd.

2160 Fawnwood Drive

Plano, Texas 75093

(903) 570-5623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         84861D103

1	NAME OF REPORTING PERSONS Kidd Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(*)
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Based on 17,290,133 shares of Common Stock outstanding as of October 26, 2020 as reported on Spirit of Texas Bancshares, Inc.’s Form 10-Q filed on October 30, 2020.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on November 15, 2019 (as amended, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, no par value per share (the “Common Stock”), of Spirit of Texas Bancshares, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1836 Spirit of Texas Way, Conroe, Texas 77301.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule I in its entirety and replacing it with Schedule 1 attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 14, 2020, Kidd Partners, Ltd. (the “Partnership”) distributed to its partners on a pro rata basis for no consideration its 2,100,000 shares of Common Stock in connection with the Partnership’s anticipated dissolution (the “Distribution”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c)    See Item 3 above.

(f)     The Partnership is the top tier bank holding company for Issuer’s subsidiary bank, Spirit of Texas Bank SSB (the “Bank”). Effective upon the dissolution of the Partnership, the Partnership will cease to exist and the Issuer will be the only bank holding company with respect to the Bank.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 3 and 4 are incorporated herein by reference.

(a), (b) The Partnership does not beneficially own any shares of Common Stock.

(c) Except as otherwise set forth in Item 3 above, the Partnership has not effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) The Partnership no longer has the right to receive dividends from, or the proceeds from the sale of, shares of Common Stock. Except for the partners that received the shares of Common Stock pursuant to the Distribution as set forth in Item 3 above, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Item 5.

(e) December 14, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2020

KIDD PARTNERS, LTD.

By:	/s/ Steven Gregory Kidd
Name:	Steven Gregory Kidd, General Partner

Schedule 1

General Partner of Kidd Partners, Ltd.

Item 2:	Steven Gregory Kidd

2160 Fawnwood Drive, Plano, Texas 75093

Principal Occupation: Investments

Citizenship: USA

Amount Beneficially Owned: 2,051,280